Invest in Automatic

The Fintech platform that connects independent auto dealers and lenders



🐦 LOANAUTOMATIC.COM · TOLLAND CT

Software | Technology | Automotive | Saas | Finance

Why you may want to invest in us...

1. Innovative FinTech platform with 400+ dealership partnerships, growing at 40% MoM despite COVID19.

2. Developed with licensed lender (Signal Auto Group): 13 yrs of experience, 1.7k dealers in 13 states.

3. Answering a clear need in a $1.3 trillion industry that stopped evolving in 2004.

4. Automatic translates to an 87.5% approval time reduction & 75% data entry time reduction.

5. Team has over 80 years of combined experience in FinTech, lending, and the auto industry.

6. Auto loans make up nearly 10% of all household debt, behind only mortgages and student loans.

Why investors ❤ us

WE'VE RAISED $149,095 SINCE OUR FOUNDING



We're investing in Automatic because its a highly compelling opportunity that checks the box on market, team, product and traction.

Market *is $1.3 Trillion (with a T) that hasn't evolved since 2004. There is over $7 Billion/year in fraud, 30% in revenue lost due to inefficiencies and 2 hours of paperwork is required today in order to process an auto loan! Auto loans make up 10% of all household debt.*

Team *is led by CEO, Eric Burney, who has 18 years of experience in the auto industry and who is a close friend and partner of our fund that we've known for many years. John Liu, CSO has 19 years of strategy and Fintech experience.*

The Loan Automatic Product *results in a 87.5% reduction in approval time and 75% reduction in data entry time.*

Traction *- the company currently has 400 dealerships using the system and they are quickly expanding dealerships on a week by week basis.*

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David Weisburd Co-Head of Venture Capital

LEAD INVESTOR | INVESTING $25,000 THIS ROUND

Our team



Eric BURNEY
CEO & Co-Founder
Eric has over 17 years of experience in the pre-owned vehicles space, including founding and scaling Signal Auto Broker, LLC to encompass 1,700 franchises and independent dealerships in 48 states.




Max Kane
Chief Financial Officer & Co-Founder
Max has been immersed in the financial end of the mortgage banking industry for over 20 years, managing up to $5B annually. His focus includes all aspects of the "back end" of the business, including analyzing the company's financial health.




Josh Castonguay
Vice President of Business Development
Josh's experience includes working with a team to manage $350 million in assets at Merrill Lynch, developing discretionary trading and proprietary algorithmic models at SMB Capital, and founding a successful trading business: Commercior Capital.




Alexander Egan
Product and Marketing Advisor
Alex is a seasoned professional with 10+ years of marketing strategy and design experience, including helping to pioneer the the ground-up visual construction and infrastructural design of the lending and investing software at Sharestates.




Robert Jon Fiondella
Director of Investor Relations
RJ joined Automatic from the non-profit fundraising sector, bringing in a network of debt and equity investors through his extensive rolodex. He has worked to position the company for future capital raises & enhance stakeholder relationships.


Downloads

LA Pitch v8.pdf

Invest in Automatic

The FinTech Platform Evolving a **$1.3T** Industry

Automatic is an disruptive finTech platform connecting independent used auto dealers with lenders and finance & insurance vendors. Essentially, **we're modernizing the archaic and fragmented independent dealer financing market.**



We Do FinTech **Differently**

In building our software, we looked at existing solutions and closed the gaps. The result? **Our platform saves independent dealers time and manual labor, while helping them close deals quickly through time-efficient approvals.**

The Problem

The **Automatic** Solution

- ✗ **1 Month** Average Time to Fund Deal
- ✗ **30 Data Points** Entered Per Transaction
- ✗ **24 Hours** to Fill out Finance Paperwork

✓

87.5% Reduction in Approval Time



75% Reduction in Data Entry

We're Growing **Fast**, Even During COVID

The used car market has exploded during COVID, leading to an increased need for digital innovation in an industry that has famously failed to modernize. **Already, we've partnered with 400+ dealerships, and we're growing at 10-20% every week.**

Dealer Partnerships Over Time



 Fully functional **live** platform

 **40%** MoM growth

 **400+** dealerships



Dealer Partnerships

By investing now, you'll get in on the ground floor as we capitalize on a window of opportunity never before seen in this market. Dealers need our solution more than ever, and we're confident we can embed our platform into their workflow during this key time to secure lasting, lucrative partnerships.



All Used Car Loans

$443 Billion Total Available Market

Independent Dealer Loans

$228 Billion Serviceable Available Market

Automatic Loans

$8.6 Billion • **3%** Share of Market

Used Car Sales are **Skyrocketing**

In hard times, used car sales significantly outperform new vehicle sales. Right now, this trend is rising side-by-side with increased demand for remote solutions. Our platform serves both of these needs simultaneously, positioning us at the center of two fast-growing markets.



Used Car Sales Trends

https://www.reuters.com/article/us-health-coronavirus-autos-used/bargain-conscious-americans-lift-used-car-sales-in-the-coronavirus-economy-idUSKBN23C1FK

We've Achieved Positive Net Income in **Year One**

In year one alone, we've achieved positive net income (extremely rare!)—and we expect to continue this trend with robust growth across the years to come.


3-Year Revenue Projection
$150 M
$100 M
$50 M
$ -
2020
2021
2022
Gross Income
Net Income
This graphic contains Forward-Looking Projections and cannot be guaranteed.

We're **Lightyears** Ahead of the Competition

Think of us as the "better mortgage of the auto industry." We're not offering a new solution, **we're improving upon an existing solution with superior UX and integrated vendors, while focusing on the underserved independent dealer market.**

Competitive Advantage

	Carvana	Westlake	Automatic
Consumer Buyer Experience	•	•	o
Loan Decisioning & Funding Workflow			•
Loan Program Matching	•	•	•
Dealership Network & Solutions			•
Lender Network & Solutions	•	•	•
Prime & Subprime Loans			•
F&I Integration & Solutions	•	•	•
Intuitive UX	•	•	•

• Supported   o Planned

We have **Big Plans** for the Future

Between our one-of-a-kind platform and a liquidity crunch in the market (caused by other lenders pulling out of the space) , we're growing fast...and we expect to continue to do so. With this in mind, **we're actively improving our product, making key hires, and refining our loan program to position ourselves as the #1 lending solution provider for independent dealers.** Invest now for a chance to capitalize on this key window of opportunity alongside our experienced team.


Breakdown of Funds Usage
49%
25%
9%
9%
8%



| Product & Key Hires | Loan Program | Business Development | Marketing | Operations |

Investor Q&A

Why did you choose this idea? ⌄   − COLLAPSE ALL

"FinTech in the auto industry has failed to evolve for far too long, leaving dealerships with the burden of manual data entry and time-consuming processes. Now is the time for a digital platform connecting independent dealers, lenders, and investors with transparency and trust—and automatic is answering the call." ~ Eric Burney, CEO & Co-Founder